Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, California 94111

1(415) 856-7007

davidhearth@paulhastings.com

April 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP/Midstream Investment Company et al.

File Nos. 812-15006

Ladies and Gentlemen:

We are counsel to Kayne Anderson MLP/Midstream Investment Company and various other affiliated and related entities (the “Applicants”). An amended and restated application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 to reflect changes based on discussions with the staff of the Securities and Exchange Commission was inadvertently submitted on March 1, 2019 as a new application with the incorrect form type. It was intended as an amendment to an existing application, as reflected in the title of the document and its use on the cover and the transmittal letter of the existing file number of the original application, which is 812-14940.

That amended application will be re-submitted as an amended application.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP